February 17, 2015

Ms. Nora Everett, President
Principal Funds, Inc.
Principal Financial Group
Des Moines, IA 50392-2080

Dear Ms. Everett:

Principal Management Corporation intends to purchase the following shares (the “Shares”):

Principal Funds, Inc. -	Purchase Amount	Shares Purchased
SmallCap Blend Account - Class 2	$10,000	690.131

Each share of the SmallCap Blend Account has a par value of $0.01 and a price of $14.49 per share. In connection with such purchase, Principal Management Corporation represents and warrants that it will purchase such Shares as an investment and not with a view to resell, distribute or redeem.

PRINCIPAL MANAGEMENT CORPORATION

BY ___/s/ Adam Shaikh_____________
Adam U. Shaikh
Counsel